UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

Under the Securities Exchange Act of 1934

Integrated BioPharma, Inc.

(Name of Issuer)

Common Stock, par value $.002

(Title of Class of Securities)

45811V

(CUSIP Number)

Heidi Kay

Heidi Kay

703 Peach Tree Lane

Franklin Lakes, NJ 07417

(646) 262-0663

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Integrated BioPharma, Inc.

Attn: Secretary

225 Long Avenue

Hillside, NJ 07205

March 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP NO. 45811V	SCHEDULE 13D
Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Heidi Kay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,825,364(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,825,364(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,364(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 1,725,346 common stock which were jointly held with her spouse, E Gerald Kay, the former President and Executive Chairman of the Company, who passed away on March 20, 2023, and transferred to her sole ownership as of that date and (ii) 100,000 shares that were transferred to her upon the passing of Mr. Kay.

CUSIP NO. 45811V	SCHEDULE 13D
Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.002 per share (the “Common Stock”) of Integrated BioPharma, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 225 Long Avenue, Hillside, NJ 07205

Item 2. Identity and Background.

(a)     The name of the reporting person is Heidi Kay (the “Reporting Person”).

(b)     The address for the reporting person is 703 Peach Tree Lane, Franklin Lakes, NJ 07417

(c)     The principal occupation of the Reporting Person is retired.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported on this Statement by the Reporting Person were acquired upon the death of E Gerald Kay, the former Chairman and President of the Issuer on March 20, 2023.

No funds or other consideration was used by the Reporting Person to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

Item 4. Purpose of Transaction.

The Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Person, may be deemed to have beneficial ownership of total of 1,825,346 shares of Common Stock of the Issuer, representing approximately 6.1% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon 29,949,610 shares outstanding on March 20, 2023).

CUSIP NO. 45811V	SCHEDULE 13D
Page 4 of 5 Pages

(b)     The Reporting Person holds sole voting and dispositive power, in 1,825,346 shares of common stock.

(c)     Not applicable.

(d)     Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

CUSIP NO. 45811V	SCHEDULE 13D
Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023	/s/ Heidi Kay
Heidi Kay